WL Ross Holding Corp.

1166 Avenue of the Americas
New York, New York 10036

June 4, 2014

VIA EMAIL & EDGAR

Ms. Susan Block
Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	WL Ross Holding Corp. (the “Company”) Registration
Statement on Form S-1 (Registration No. 333-195854)

Dear Ms. Block:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-195854) be accelerated by the Securities and Exchange Commission (the “Commission”) to 3:00 p.m. Washington D.C. time on June 5, 2014 or as soon as practicable thereafter.

The Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. The Company has taken reasonable steps to make the information contained in the registration statement conveniently available to underwriters and dealers who it is reasonably anticipated will be invited to participate in the distribution of the securities to be offered or sold. Also, the Financial Industry Regulatory Authority, Inc. has reviewed the amount of compensation to be paid to the underwriters and any other arrangements among the Company, the underwriters and other broker dealers participating in the distribution, as described in the Registration Statement, and has issued a statement expressing no objections to the compensation and other arrangements.

The Company acknowledges that should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. In addition, the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Finally, the Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Thomas J. Ivey of Skadden, Arps, Slate, Meagher & Flom LLP at (650) 470-4522 and that such effectiveness also be confirmed in writing.

Very truly yours,

WL Ross Holding Corp.

By:	/s/ Michael J. Gibbons
Name:	Michael J. Gibbons
Title:	Chief Financial Officer

cc:	Securities and Exchange Commission
Claire Erlanger
Jean Yu
Ada D. Sarmento
Justin Dobbie

cc:	Skadden, Arps, Slate, Meagher & Flom LLP
Gregg A. Noel
Thomas J. Ivey

cc:	Weil, Gotshal & Manges LLP
Jennifer A. Bensch, Esq.